

03007764

ROCK RESOURCES INC.
(the "Company")

News Release – INFORMATION DISCOVERY BONUS

March 17, 2003

82-4504

SUPPL

Discovery of "lost" information. Lakemount property previously considered lost core logs and assays together with a number of drill cores plus a mountain of geological data has been discovered by Dr Nicholas Badham, Technical Director of Rock Minerals International plc (RMI), last week on his visit to the Ontario Geological Survey office in Timmins, Ontario.

Dr Badham is a Fellow of the Geological Society, a chartered European Geologist and a Fellow of the Society of Economic Geologists. A former Chief Geologist at Azco Mining he spent 7 years with RTZ rising to Chief Geologist in charge of worldwide regional area selection and exploration research. He has also worked in exploration research for BP Minerals International and Selection Trust.

On reporting his discovery, Dr Badham said, "I am very pleased to have discovered this information which must now be digitized and georeferenced to develop our understanding of this exciting property."

Lakemount Property. Lakemount is located within Esquega, McMurray, Lastheels and Chabanel Townships within the Mining District of Algoma located in the Sault Sainte Marie area of Northwestern Ontario, Canada and is 36 square kilometres in size. The town of Wawa is ten kilometres west of the property. There are a number of significant discoveries and mines in the area ranging through Gold, Platinum, Palladium, Diamonds, Iron (Algoma Iron Mine) and base metals. There are four significant targets on our property:

A)   A Nickel/Copper resource of ten million tonnes which was not routinely assayed for precious metals at the time (1942/1957). However, one hole was assayed and shown to have high values of Platinum and Palladium as well as Nickel/Copper giving a gross value per tonne at today's prices of USD 128 at this 17.4m intersection. The resource is open along strike and down dip.

B)   A shear zone hosted Gold mineralization.

C)   A volcanic hosted Zinc and Copper mineralization.

D)   The discovery of a Kimberlite dyke similar to the recent Kimberlite dyke Diamond discoveries in the area.

In making the announcement, Graeme Rowland, Chairman and President of Rock Resources said, "This is excellent news and a real bonus as it will save both time and substantial exploration dollars."

RMI, which is an Irish PLC, is 45% owned by the Company. RMI has options to earn a 51% interest in the Company's Lakemount (Platinum, Palladium, Gold, Nickel, Copper and Diamonds), Temagami East (Diamonds) and Fyre Lake (Copper, Cobalt and Gold) properties.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland, Chairman and President